Exhibit 99.1

ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER 2015 RESULTS

•	Rogers 3.0 plan delivers solid financial and operating metrics for the fourth quarter

•	Continued revenue growth of 3% driven by growth of 4% in Wireless, our largest segment representing approximately 60% of total revenue and adjusted operating profit

•	Wireless adjusted operating profit growth of 4%; Wireless postpaid net additions of 31,000, an improvement of 89,000 year on year, on an 11 basis point improvement in churn

•	Postpaid ARPA up 4% with strong growth in Share Everything customers, up 63%

•	Internet net additions of 16,000, an improvement of 20,000 year on year; Internet revenue up 10%

•	Strong operating fundamentals delivered operating cash flow and free cash flow of $950 million and $274 million, respectively

•	Customer complaints as reported by the Commissioner for Complaints for Telecommunications Services (CCTS) declined faster than key competitors’, down 26% in 2015 and down 50% over the past two years

•

Met 2015 guidance and announced our 2016 outlook, with continued growth in operating revenue and adjusted operating profit as well as a declining capital expenditure profile expected to drive higher free cash flow

TORONTO (January 27, 2016) - Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2015.

Consolidated Financial Highlights

	Three months ended December 31		Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2015	2014	2015	2014

Operating revenue	3,452	3,366	13,414	12,850
As adjusted [1]:
Operating profit	1,226	1,233	5,032	5,019
Net income	331	355	1,490	1,532
Basic earnings per share	$0.64	$0.69	$2.89	$2.97

Net income	299	297	1,381	1,341
Basic earnings per share	$0.58	$0.58	$2.68	$2.60

Free cash flow [1]	274	275	1,676	1,437
Cash provided by operating activities	950	1,031	3,747	3,698

[1]

Adjusted amounts and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

“Overall, we delivered steady results in a fiercely competitive quarter, including strong results in Wireless and Internet, where we maintained momentum in subscriber and financial metrics. We continued to make strong progress on postpaid churn thanks to the success of our customer propositions and customer experience improvements. Whilst we are making good progress, we aren’t resting on our laurels, and we recognize there is more work to do,” said Guy Laurence, President and Chief Executive Officer, Rogers Communications. “We delivered on our full-year guidance and our strategy continues to gain traction in the market. We enter 2016 with an outlook of continued growth and remain focused on delivering year two of Rogers 3.0.”

Rogers Communications Inc.	1	Fourth Quarter 2015

Key Quarterly Financial Highlights

Higher operating revenue

Consolidated revenue increased 3% this quarter, reflecting revenue growth of 4% in Wireless and 3% in Media and decreases of 2% in each of Cable and Business Solutions. Wireless revenue increased as a result of higher network revenue from the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans and increased device revenue. Cable revenue decreased due to the continued decline in Television and Phone revenue, partially offset by continued Internet revenue growth. Media revenue increased primarily as a result of growth at Sportsnet and the Toronto Blue Jays.

Lower adjusted operating profit

The 1% decline in consolidated adjusted operating profit this quarter largely reflects the flow-through of the revenue changes discussed above as well as a decline in Media adjusted operating profit as our traditional media businesses are facing pressures with the changing advertising landscape. We recently announced some job cuts affecting conventional TV, radio, publishing, and some back-office positions in order to address these pressures.

Higher net income and lower adjusted net income

Net income increased this quarter primarily as a result of lower restructuring, acquisition and other costs, lower finance costs, and lower income taxes, partially offset by higher depreciation and amortization, while adjusted net income decreased this quarter as this measure excludes restructuring, acquisition and other costs.

Substantial free cash flow affords financial flexibility

In the fourth quarter, we continued to generate substantial cash flow from operating activities and free cash flow of $950 million and $274 million, respectively. Our solid financial results enabled us to continue to make investments in our network and still return substantial capital to shareholders. We paid $247 million in dividends this quarter, which represents a 5% increase from the same quarter last year.

Met 2015 Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full year 2015 financial metrics:

	2015			2015
(In millions of dollars)	Guidance			Actual	Achievement

Consolidated Guidance [1]
Adjusted operating profit [2]	5,020	to	5,175	5,032	✓
Additions to property, plant and equipment [3]	2,350	to	2,450	2,440	✓
Free cash flow [2]	1,525	to	1,675	1,676	«

Achieved ✓	Exceeded «

[1]

The preceding table outlines guidance ranges for selected full-year 2015 consolidated financial metrics provided in our January 29, 2015 earnings release and subsequently updated on July 23, 2015 to increase our free cash flow guidance by $175 million, which reflected the value of tax loss carry forwards acquired as part of the Mobilicity transaction that closed on July 2, 2015.

[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments and does not include expenditures on spectrum licences.

Rogers Communications Inc.	2	Fourth Quarter 2015

2016 Outlook

We expect steady growth in operating revenue and adjusted operating profit and lower additions to property, plant and equipment to drive higher free cash flow. We expect to have the financial flexibility to maintain our network advantages, to begin reducing debt, and to continue to return cash to shareholders.

	2015	2016 Guidance
(In millions of dollars, except percentages)	Actual	Ranges [1]

Consolidated Guidance
Operating revenue	13,414	Increase of 1%	to	3%
Adjusted operating profit [2]	5,032	Increase of 1%	to	3%
Additions to property, plant and equipment [3]	2,440	2,300	to	2,400
Free cash flow [2]	1,676	Increase of 1%	to	3%

[1]	Guidance ranges presented as percentages reflect percentage increases over 2015 actual results.
[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments but does not include expenditures for spectrum licences.

The above table outlines guidance ranges for selected full year 2016 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2015. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2016 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information” and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis, which are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Rogers 3.0

Our Rogers 3.0 plan is a multi-year plan intended to:

•	re-accelerate revenue growth in a sustainable way; and
•	continue the company’s track record of translating revenue into strong margins, robust free cash flow, and a solid return on assets, ultimately increasing returns to shareholders.

There are a number of opportunities we expect will help drive improved performance going forward, including:

•	further improving the customer experience;
•	maintaining leadership and momentum in Wireless;
•	strengthening our Cable proposition; and
•	driving growth in the business market.

Improving the Customer Experience

In 2015, we made key strides in our continuous pursuit to improve the customer experience. Rogers showed the biggest improvement amongst our primary competitors in reducing customer complaints, which were down 26% for the period August 1, 2014 to July 31, 2015 and down 50% over the past two years. We believe our improvements to the customer experience were key drivers in lowering Wireless postpaid churn this quarter, despite the heightened competitive activity and the impact of the “double cohort”. We also reduced the number of times our customers contacted us by 12.7% in 2015. We are committed to enhancing our self-serve options, which we expect will further decrease the need for customers to reach out and drive cost savings. During the quarter, we were also the first communications provider in the world to introduce customer care on Facebook Messenger.

Rogers Communications Inc.	3	Fourth Quarter 2015

Additionally in 2015, Ookla, a global leader in broadband speed testing, named Rogers as both Canada’s Fastest ISP and Canada’s Fastest Mobile Network. We believe this confirms how our network investments are also driving high quality customer experiences.

Maintaining Leadership and Momentum in Wireless

As part of Rogers 3.0, we first focused on our largest business, Wireless. Our compelling value propositions, leading content, and best-in-class network have attracted and helped us retain higher-value customers. We achieved 106,000 Wireless net postpaid additions in 2015, up from marginal net losses in the prior year.

We expect lower overall additions to property, plant and equipment in 2016 following our acquisitions and deployment of premium spectrum in 2015 and improved capital efficiency, including leveraging better pricing, in part due to our unique strategic partnership with Vodafone in Canada.

Strengthening Our Cable Proposition

We enter 2016 with an improved outlook for Cable with:

•	the strong popularity of IGNITE Internet and the planned offering of IGNITE Gigabit to our entire footprint by the end of 2016, ahead of our competitors; and
•	enhanced video offerings including an improved legacy user interface, 4K TV, and the launch of Internet Protocol Television (IPTV).

IGNITE Internet

We announced plans to deliver gigabit Internet speeds to our entire cable footprint of over four million homes by the end of 2016 at an incremental in-year capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments, positioning us well to earn attractive returns on investment for our shareholders.

Launch of 4K TV

In 2015, we made the largest commitment to live sports broadcasting in 4K in North America, rolling out our new NextBox 4K set-top box and announcing more than 100 live sporting events to be televised in 4K. This month, we delivered the world’s first NBA and NHL games in 4K.

Driving Growth in the Business Market

We believe Rogers is currently under-indexed in this growing market. In 2015, we established a solid foundation for a plan to capture market share through next-generation technology offerings. We also introduced the first in a series of leapfrog technologies with the launch of a managed Wi-Fi service, as well as a set of new, cloud-managed cybersecurity services so businesses of all sizes can run their networks in a safe and secure environment. It will take time to educate and penetrate the market on these new offerings, but we look forward to the contribution from this longer-term growth opportunity.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted operating profit margin, adjusted net income, free cash flow, adjusted net debt, adjusted net debt / adjusted operating profit, and adjusted basic and diluted earnings per share. These are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under International Financial Reporting Standards (IFRS), and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in this earnings release for information about these measures, including how we calculate them.

Rogers Communications Inc.	4	Fourth Quarter 2015

About Rogers

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Information on or connected to our website is not part of or incorporated into this earnings release.

Investment community contact Amy Schwalm 416.704.9057 amy.schwalm@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

The fourth quarter 2015 results teleconference with the investment community will be held on:

•	January 27, 2016
•	8:00 a.m. Eastern Time
•	webcast available at rogers.com/webcast
•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers’ management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers’ website at rogers.com/events and are placed there generally at least two days before the conference.

For More Information

You can find additional information relating to us on our website (rogers.com/investors) and on SEDAR (sedar.com), on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Fourth Quarter 2015

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended December 31, 2015, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming MD&A and Audited Consolidated Financial Statements for the year ended December 31, 2015 in respect of such annual financial statements, which we intend to file with securities regulators in Canada and the US in the next few weeks. These statements will be made available on the rogers.com/investors, sedar.com, and sec.gov websites or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2014 Annual Management’s Discussion and Analysis (MD&A) and our 2014 Audited Consolidated Financial Statements, our 2015 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as of January 26, 2016 and was approved by the Audit and Risk Committee of the Rogers Communications Inc. Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries.

In this earnings release, this quarter refers to the three months ended December 31, 2015, and year to date refers to the twelve months ended December 31, 2015. All results commentary is compared to the equivalent periods in 2014 or as at December 31, 2014, unless otherwise indicated.

Four Business Segments

We report our results of operations in four segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions

Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for small, medium, and large Canadian businesses, governments, and on a wholesale basis to other telecommunications providers.

Media	A diversified portfolio of media properties, including television and radio broadcasting, specialty channels, multi-platform shopping, publishing, sports media and entertainment, and digital media.

During the year, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Partnership (RCP), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

 Where to find it

Summary of Consolidated Financial Results	7
Results of our Business Segments	8
Review of Consolidated Performance	15
Managing our Liquidity and Financial Resources	18
Financial Condition	21
Financial Risk Management	21

Key Performance Indicators	24
Non-GAAP Measures	25
Other Information	28
Supplementary Information	29
About Forward-Looking Information	33

Rogers Communications Inc.	6	Fourth Quarter 2015

Summary of Consolidated Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue
Wireless	1,981	1,898	4	7,651	7,305	5
Cable	855	871	(2)	3,465	3,467	-
Business Solutions	95	97	(2)	377	382	(1)
Media	560	544	3	2,079	1,826	14
Corporate items and intercompany eliminations	(39)	(44)	(11)	(158)	(130)	22
Operating revenue	3,452	3,366	3	13,414	12,850	4

Adjusted operating profit
Wireless	754	725	4	3,239	3,246	-
Cable	426	424	-	1,658	1,665	-
Business Solutions	30	34	(12)	116	122	(5)
Media	56	78	(28)	172	131	31
Corporate items and intercompany eliminations	(40)	(28)	43	(153)	(145)	6
Adjusted operating profit [1]	1,226	1,233	(1)	5,032	5,019	-

Adjusted operating profit margin [1]	35.5%	36.6%	(1.1 pts)	37.5%	39.1%	(1.6 pts)

Net income	299	297	1	1,381	1,341	3
Basic earnings per share	$0.58	$0.58	-	$2.68	$2.60	3

Adjusted net income [1]	331	355	(7)	1,490	1,532	(3)
Adjusted basic earnings per share [1]	$0.64	$0.69	(7)	$2.89	$2.97	(3)

Additions to property, plant and equipment	773	664	16	2,440	2,366	3
Free cash flow [1]	274	275	-	1,676	1,437	17
Cash provided by operating activities	950	1,031	(8)	3,747	3,698	1

[1]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	7	Fourth Quarter 2015

Results of our Business Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2015 [1]	2014	% Chg	2015 [1]	2014	% Chg

Operating revenue
Network revenue	1,747	1,701	3	6,902	6,743	2
Equipment sales	234	197	19	749	562	33
Operating revenue	1,981	1,898	4	7,651	7,305	5

Operating expenses
Cost of equipment [2]	569	497	14	1,845	1,488	24
Other operating expenses	658	676	(3)	2,567	2,571	-
Operating expenses	1,227	1,173	5	4,412	4,059	9

Adjusted operating profit	754	725	4	3,239	3,246	-

Adjusted operating profit margin as a % of network revenue	43.2%	42.6%	0.6 pts	46.9%	48.1%	(1.2 pts)
Additions to property, plant and equipment	235	258	(9)	866	978	(11)

[1]	The operating results of Mobilicity are included in the Wireless results of operations from the date of acquisition on July 2, 2015.
[2]	Includes the cost of equipment sales and direct channel subsidies.

Wireless Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands, except churn, ARPA, and ARPU)	2015	2014	Chg	2015	2014	Chg

Postpaid
Gross additions	365	297	68	1,354	1,238	116
Net additions (losses)	31	(58)	89	106	(1)	107
Total postpaid subscribers [2,3]	8,271	8,073	198	8,271	8,073	198
Churn (monthly)	1.35%	1.46%	(0.11 pts)	1.27%	1.27%	-
ARPA (monthly)	$112.07	$107.95	$4.12	$110.74	$106.41	$4.33
Prepaid
Gross additions	179	138	41	677	507	170
Net additions (losses)	27	11	16	75	(52)	127
Total prepaid subscribers [3,4]	1,606	1,377	229	1,606	1,377	229
Churn (monthly)	3.17%	3.09%	0.08 pts	3.45%	3.42%	0.03 pts
Blended ARPU (monthly)	$59.16	$59.86	($0.70)	$59.71	$59.41	$0.30

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]

Effective January 1, 2015 and on a prospective basis, our Wireless postpaid subscriber results included Wireless Home Phone subscribers resulting in a base adjustment of approximately 92,000 cumulative subscribers, which are not included in net additions, but do appear in the ending total balance for December 31, 2015.

[3]	As at end of period.
[4]

On July 2, 2015, we acquired approximately 154,000 Wireless prepaid subscribers as a result of our acquisition of Mobilicity, which are not included in net additions, but do appear in the ending total balance for December 31, 2015.

Network revenue

The 3% increase in network revenue this quarter was a result of:

•

the continued adoption of customer-friendly Rogers Share Everything plans, which generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, shomi, and Texture by Next Issue;

•	an adjustment pertaining to the anticipated usage of our loyalty programs; and
•	our acquisition of Mobilicity; partially offset by
•

a 9% decrease in roaming revenue this quarter as a result of changes to roaming plans, including the introduction of Roam Like Home in the US, Caribbean, Mexico, Latin America, and Europe, which simplify the customer experience and provide greater value to the customer. We believe roaming revenue was also

Rogers Communications Inc.	8	Fourth Quarter 2015

impacted by lower outbound customer travel volumes, which we believe to be connected to the depreciation of the Canadian dollar.

The 4% increase in postpaid ARPA this quarter was a result of the continued adoption of Rogers Share Everything plans relative to the number of subscriber accounts as customers increasingly utilize the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The 1% decrease in blended ARPU this quarter was a result of:

•	the inclusion of lower-blended-ARPU-generating Wireless Home Phone subscribers in our postpaid base; and
•

the impact of expanding our lower-blended-ARPU-generating prepaid subscriber base relative to our total subscriber base as a result of our acquisition of Mobilicity and the general increase in prepaid net additions; partially offset by

•	increased network revenue as discussed above.

Excluding the impact of roaming revenue and the addition of Mobilicity and Wireless Home Phone subscribers, blended ARPU would have increased by 2% this quarter.

We believe the increases in gross and net additions to our postpaid subscriber base and lower postpaid churn this quarter were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our new Share Everything plans, and improving our customer service. Significantly, this was achieved during the industry’s “double cohort” period and with heightened competitive activity.

The “double cohort” refers to the greater-than-usual number of subscriber contracts that ended as both three-year and two-year contracts expired near the same time. This industry-wide impact commenced late in the second quarter of 2015 and will generally result in subscribers being on shorter-term contracts than in the past.

Equipment sales

The 19% increase in revenue from equipment sales this quarter was a result of:

•	a greater number of gross additions with device activations by new subscribers;
•	a 1% increase in device upgrades by existing subscribers; and
•	increases in equipment sales prices.

Operating expenses

The 14% increase in the cost of equipment sales this quarter was a result of:

•	a shift in the product mix of device sales and upgrades towards higher-cost smartphones; and
•	increased equipment sales volumes from our higher gross additions and higher upgrades this quarter.

Total customer retention spending (primarily consisting of subsidies on handset upgrades) was 3% lower this quarter as a result of:

•	improvements in our sales channels resulting in lower commissions; partially offset by
•	increased device upgrades by existing subscribers as discussed above; and
•	increased subsidy rates provided on higher-cost smartphones.

Other operating expenses (excluding retention spending) increased this quarter as a result of higher service costs and incremental expenses resulting from our acquisition of Mobilicity, partially offset by efficiency gains and improvements in cost management.

Adjusted operating profit

The 4% increase in adjusted operating profit this quarter was a result of network revenue growth, partially offset by the increased net subsidies associated with higher gross additions and higher-cost smartphones.

Rogers Communications Inc.	9	Fourth Quarter 2015

CABLE

Cable Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2015 [1]	2014	% Chg	2015 [1]	2014	% Chg

Operating revenue
Internet	348	317	10	1,343	1,245	8
Television	403	433	(7)	1,669	1,734	(4)
Phone	102	118	(14)	445	478	(7)
Service revenue	853	868	(2)	3,457	3,457	-
Equipment sales	2	3	(33)	8	10	(20)
Operating revenue	855	871	(2)	3,465	3,467	-

Operating expenses
Cost of equipment	2	2	-	4	6	(33)
Other operating expenses	427	445	(4)	1,803	1,796	-
Operating expenses	429	447	(4)	1,807	1,802	-

Adjusted operating profit	426	424	-	1,658	1,665	-

Adjusted operating profit margin	49.8%	48.7%	1.1 pts	47.8%	48.0%	(0.2 pts)
Additions to property, plant and equipment	308	291	6	1,030	1,055	(2)

[1]	The operating results of Source Cable Ltd. (Source Cable) are included in the Cable results of operations from the date of acquisition on November 4, 2014.

Cable Subscriber Results 1

	Three months ended December 31			Twelve months ended December 31
(In thousands)	2015	2014	Chg	2015	2014	Chg

Internet
Net additions (losses)	16	(4)	20	37	34	3
Total Internet subscribers [2,3]	2,048	2,011	37	2,048	2,011	37
Television
Net losses	(24)	(36)	12	(128)	(119)	(9)
Total television subscribers [2,3]	1,896	2,024	(128)	1,896	2,024	(128)
Phone
Net losses	(15)	(18)	3	(60)	(14)	(46)
Total phone subscribers [2,3]	1,090	1,150	(60)	1,090	1,150	(60)

Cable homes passed [2,3]	4,153	4,068	85	4,153	4,068	85
Total service units [4]
Net losses	(23)	(58)	35	(151)	(99)	(52)
Total service units [2,3]	5,034	5,185	(151)	5,034	5,185	(151)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]

On November 4, 2014, we acquired approximately 16,000 Internet subscribers, 16,000 Television subscribers, and 11,000 Phone subscribers from our acquisition of Source Cable, which are not included in net additions, but do appear in the ending total balance for December 31, 2014. The acquisition also increased homes passed by 26,000.

[3]	As at end of period.
[4]	Includes Internet, Television, and Phone subscribers.

Operating revenue

The 2% decrease in operating revenue this quarter was primarily a result of:

•	Television and Phone subscriber losses over the past year; and
•	more promotional pricing provided to subscribers; partially offset by
•	the movement of Internet customers to higher speed and usage tiers, combined with a higher subscriber base for our Internet products; and
•	the impact of pricing changes implemented over the past year.

Rogers Communications Inc.	10	Fourth Quarter 2015

Internet revenue

The 10% increase in Internet revenue this quarter was a result of:

•

general movement of customers to higher speed and usage tiers of our IGNITE broadband Internet offerings that provide subscribers with broader choices of speed and data usage and incorporate bundled, value-added content;

•	a larger Internet subscriber base; and
•	the impact of changes in Internet service pricing; partially offset by
•	a decline in additional usage-based revenue as portions of the subscriber base move to the higher-value, unlimited usage plans.

Television revenue

The 7% decrease in Television revenue this quarter was a result of:

•	the decline in Television subscribers over the past year primarily associated with the changing television consumption environment; and
•	more promotional pricing provided to subscribers; partially offset by
•	the impact of pricing changes implemented over the past year.

Phone revenue

The 14% decrease in Phone revenue this quarter was a result of:

•	a smaller subscriber base; and
•	more promotional pricing provided to subscribers, mainly related to IGNITE multi-product bundles.

Operating expenses

The 4% decrease in operating expenses this quarter was a result of:

•	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; and
•	various cost efficiency and productivity initiatives.

Adjusted operating profit

The marginal increase in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Fourth Quarter 2015

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2015 [1]	2014	% Chg	2015 [1]	2014	% Chg

Operating revenue
Next generation	74	71	4	288	271	6
Legacy	20	24	(17)	85	106	(20)
Service revenue	94	95	(1)	373	377	(1)
Equipment sales	1	2	(50)	4	5	(20)
Operating revenue	95	97	(2)	377	382	(1)

Operating expenses	65	63	3	261	260	-

Adjusted operating profit	30	34	(12)	116	122	(5)

Adjusted operating profit margin	31.6%	35.1%	(3.5 pts)	30.8%	31.9%	(1.1 pts)
Additions to property, plant and equipment	65	53	23	187	146	28

[1]	The operating results of Internetworking Atlantic Inc. are included in the Business Solutions results of operations from the date of acquisition on November 30, 2015.

Operating revenue

The 1% decrease in service revenue this quarter was a result of:

•

the continued decline in our legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions; partially offset by

•	the continued execution of our plan to grow higher-margin, next generation on-net and near-net IP-based services revenue.

Next generation services, which include our data centre operations, represented 79% (2014 - 75%) of total service revenue in the quarter.

Operating expenses

The 3% increase in operating expenses this quarter was a result of higher service costs.

Adjusted operating profit

The 12% decrease in adjusted operating profit this quarter was a result of the revenue and expense changes discussed above.

Other Business Solutions developments

On November 30, 2015, we acquired 100% of the common shares of Internetworking Atlantic Inc. (IAI) for $6 million. IAI provides enhanced technology solutions and services for business and public sector clients in Atlantic Canada. The acquisition of IAI will enable us to offer greater local expertise in the areas of cloud computing, data centre services, fibre networking, and professional services.

Rogers Communications Inc.	12	Fourth Quarter 2015

MEDIA

Media Financial Results

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except margins)	2015	2014	% Chg	2015	2014	% Chg

Operating revenue	560	544	3	2,079	1,826	14
Operating expenses	504	466	8	1,907	1,695	13

Adjusted operating profit	56	78	(28)	172	131	31

Adjusted operating profit margin	10.0%	14.3%	(4.3 pts)	8.3%	7.2%	1.1 pts
Additions to property, plant and equipment	28	28	-	60	94	(36)

Operating revenue

The 3% increase in operating revenue this quarter was a result of:

•	higher subscription and advertising revenue generated by our Sportsnet properties; and
•	higher Toronto Blue Jays game day and merchandise revenue as a result of the postseason; partially offset by
•	continued softness in conventional broadcast TV and print advertising; and
•	lower merchandise sales at The Shopping Channel (TSC).

Operating expenses

The 8% increase in operating expenses this quarter was a result of:

•	higher sports-related programming and production costs;
•	higher costs related to the Toronto Blue Jays as a result of the postseason; partially offset by
•	lower conventional broadcast TV programming costs;
•	lower publishing costs; and
•	operating efficiencies realized across various Media divisions.

Adjusted operating profit

The 28% decrease in adjusted operating profit this quarter was a result of the revenue and expense changes described above, mainly from conventional areas of TV and publishing.

Rogers Communications Inc.	13	Fourth Quarter 2015

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except capital intensity)	2015	2014	% Chg	2015	2014	% Chg

Additions to property, plant and equipment
Wireless	235	258	(9)	866	978	(11)
Cable	308	291	6	1,030	1,055	(2)
Business Solutions	65	53	23	187	146	28
Media	28	28	-	60	94	(36)
Corporate	137	34	n/m	297	93	n/m

Total additions to property, plant and equipment [1]	773	664	16	2,440	2,366	3

Capital intensity [2]	22.4%	19.7%	2.7 pts	18.2%	18.4%	(0.2 pts)

[1]	Additions to property, plant and equipment do not include expenditures on spectrum licences.
[2]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

n/m - not meaningful

Wireless

The decrease in additions to property, plant and equipment in Wireless this quarter was a result of lower expenditures on our wireless network, partially offset by higher software and information technology costs required to activate the spectrum we acquired in previous quarters. Deployment of our LTE network has reached approximately 93% of Canada’s population as at December 31, 2015 (December 31, 2014 - 84%).

Cable

The increase in additions to property, plant and equipment in Cable this quarter was a result of greater investment in information technology infrastructure to further improve the reliability and quality of the network and to improve the capacity of our Internet platform to deliver gigabit Internet speeds as well as higher purchases of our next generation NextBox digital set-top boxes. We also continued to expand our bandwidth towards the development of our next-generation IP-based video service and digital television guides.

Business Solutions

The increase in additions to property, plant and equipment in Business Solutions this quarter was a result of data centre investments and network expansion to reach additional customers and sites.

Media

The additions to property, plant and equipment in Media were stable this quarter and reflect investments in conventional television, radio, digital assets, and at TSC. In the fourth quarter last year, investments were made to our broadcast facilities, IT infrastructure, and digital assets.

Corporate

The increase in additions to property, plant and equipment in Corporate this quarter was a result of higher spending on premise improvements at our various offices as well as higher information technology costs.

Capital Intensity

Capital intensity increased this quarter as a result of higher additions to property, plant and equipment as described above relative to the increase in revenue described previously in this earnings release.

Rogers Communications Inc.	14	Fourth Quarter 2015

Review of Consolidated Performance

This section discusses our consolidated net income and other expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,226	1,233	(1)	5,032	5,019	-
Deduct (add):
Stock-based compensation	16	12	33	55	37	49
Depreciation and amortization	580	560	4	2,277	2,144	6
Restructuring, acquisition and other	23	43	(47)	111	173	(36)
Finance costs	192	202	(5)	774	817	(5)
Other expense (income)	4	(10)	n/m	(32)	1	n/m
Income taxes	112	129	(13)	466	506	(8)

Net income	299	297	1	1,381	1,341	3

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

Stock-based compensation

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

•	the vesting of stock options and share units; and
•	changes in the market price of RCI Class B shares; offset by
•

the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See “Financial Risk Management” for information about equity derivatives.

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2015	2014	2015	2014

Impact of vesting	14	10	57	44
Impact of change in price	14	22	20	(17)
Equity derivatives, net of interest receipt	(12)	(20)	(22)	10

Total stock-based compensation	16	12	55	37

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Depreciation	541	519	4	2,117	1,979	7
Amortization	39	41	(5)	160	165	(3)

Total depreciation and amortization	580	560	4	2,277	2,144	6

Total depreciation and amortization increased this quarter as a result of:

•	significant investment and rollout of new customer equipment at Cable in recent years, mostly in next generation NextBox digital TV set-top boxes which are depreciated over three years; and
•	the overall increase in additions to property, plant and equipment over the last several years, which has resulted in more depreciable assets.

Rogers Communications Inc.	15	Fourth Quarter 2015

Restructuring, acquisition and other

This quarter, we incurred $23 million (2014 - $43 million) in restructuring, acquisition and other expenses, comprised of:

•

$14 million (2014 - $18 million) of restructuring expenses primarily reflecting severance costs associated with the targeted restructuring of our employee base. In 2014, restructuring expenses related to the reorganization associated with the implementation of the Rogers 3.0 reorganization plan; and

•	$9 million (2014 - $25 million) of acquisition-related transaction costs, contract termination costs, and other costs. In 2014, this included a provision for certain legal claims.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Interest on borrowings [1]	190	198	(4)	761	782	(3)
Interest on post-employment benefits liability	3	2	50	11	7	57
Loss on repayment of long-term debt	-	-	-	7	29	(76)
Loss on foreign exchange	2	5	(60)	11	11	-
Capitalized interest	(5)	(6)	(17)	(29)	(26)	12
Other	2	3	(33)	13	14	(7)

Total finance costs	192	202	(5)	774	817	(5)

[1]	Borrowings include interest on long-term debt and short-term borrowings associated with our accounts receivable securitization program.

Interest on borrowings

The decrease in interest on borrowings this quarter was a result of a decrease in the weighted average interest rate on our outstanding debt, partially offset by an increase in the principal amount of our outstanding debt. As at December 31, 2015, our borrowings had a weighted average cost of financing of 4.82% (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.8 years (December 31, 2014 - 10.8 years).

Income taxes

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2015	2014	2015	2014

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%
Income before income taxes	411	426	1,847	1,847

Computed income tax expense	109	113	489	489
Increase (decrease) in income taxes resulting from:
Non-deductible (non-taxable) stock-based compensation	3	4	5	(2)
Income tax adjustment, legislative tax change	-	14	6	14
Non-taxable gain on acquisition	-	-	(27)	-
Other items	-	(2)	(7)	5

Total income taxes	112	129	466	506

Effective income tax rate	27.3%	30.3%	25.2%	27.4%
Cash income taxes (received) paid	(6)	102	184	460

The effective income tax rate for this quarter was higher than the statutory tax rate as a result of non-deductible stock-based compensation.

Cash income taxes paid decreased this quarter due to the reduction to required income tax installments and a refund of installments paid earlier in 2015 resulting from the Mobilicity transaction.

In 2011, legislative changes eliminated the deferral of partnership income, thereby accelerating the payment of approximately $700 million of previously deferred cash taxes over a five-year amortization period beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash income tax payments for the 2016 taxation year will continue to include this additional amount. While the elimination of the deferral of partnership

Rogers Communications Inc.	16	Fourth Quarter 2015

income affects the timing of cash income tax payments, it does not affect our income tax expense for accounting purposes. See “About Forward-Looking Information” for more information.

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Net income	299	297	1	1,381	1,341	3
Basic earnings per share	$0.58	$0.58	-	$2.68	$2.60	3
Diluted earnings per share	$0.58	$0.57	2	$2.67	$2.56	4
Adjusted net income The following table shows how we calculate adjusted net income from adjusted operating profit.
	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,226	1,233	(1)	5,032	5,019	-
Deduct (add):
Depreciation and amortization	580	560	4	2,277	2,144	6
Finance costs [2]	192	202	(5)	767	788	(3)
Other expense (income) [3]	4	(10)	n/m	(2)	1	n/m
Income taxes [4]	119	126	(6)	500	554	(10)

Adjusted net income [1]	331	355	(7)	1,490	1,532	(3)

Adjusted basic earnings per share [1]	$0.64	$0.69	(7)	$2.89	$2.97	(3)
Adjusted diluted earnings per share [1]	$0.64	$0.69	(7)	$2.88	$2.96	(3)

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $7 million loss on repayment of long-term debt for the twelve months ended December 31, 2015 (2014 - $29 million loss).
[3]

Other expense (income) for the twelve months ended December 31, 2015 excludes a $102 million gain on acquisition of Mobilicity and a $72 million loss related to our share of an obligation to purchase at fair value the non-controlling interest in one of our joint ventures.

[4]

Income taxes exclude the $7 million recovery (2014 - $11 million recovery) for the three months ended December 31, 2015 and the $40 million recovery (2014 - $62 million recovery) for the twelve months ended December 31, 2015 related to the income tax impact for adjusted items. For the twelve months ended December 31, 2015, income taxes also exclude the $6 million expense for the revaluation of deferred tax balances due to legislative income tax rate changes. For the three and twelve months ended December 31, 2014, income taxes also exclude the $14 million expense adjusting previously recognized Ontario harmonization transitional tax credits.

Rogers Communications Inc.	17	Fourth Quarter 2015

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2015	2014	2015	2014

Cash provided by operating activities before changes in non-cash working capital, income taxes paid, and interest paid	1,264	1,259	5,004	4,925
Change in non-cash operating working capital items	(187)	4	(302)	11
Cash provided by operating activities before income taxes paid and interest paid	1,077	1,263	4,702	4,936
Income taxes received (paid)	6	(102)	(184)	(460)
Interest paid	(133)	(130)	(771)	(778)

Cash provided by operating activities	950	1,031	3,747	3,698

Investing activities:
Additions to property, plant and equipment	(773)	(664)	(2,440)	(2,366)
Additions to program rights	(27)	(96)	(64)	(231)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	167	204	(116)	153
Acquisitions and other strategic transactions, net of cash acquired	(5)	(155)	(1,077)	(3,456)
Other	(32)	(67)	(70)	(51)

Cash used in investing activities	(670)	(778)	(3,767)	(5,951)

Financing activities:
Proceeds received on short-term borrowings	22	55	294	276
Repayment of short-term borrowings	(81)	-	(336)	(84)
Issuance of long-term debt	2,522	530	7,338	3,412
Repayment of long-term debt	(2,440)	(530)	(6,584)	(2,551)
Proceeds on settlement of debt derivatives and forward contracts	-	-	1,059	2,150
Payments on settlement of debt derivatives, forward contracts, and bond forwards	(25)	-	(930)	(2,115)
Transaction costs incurred	(9)	-	(9)	(30)
Dividends paid	(247)	(236)	(977)	(930)

Cash (used in) provided by financing activities	(258)	(181)	(145)	128

Change in cash and cash equivalents	22	72	(165)	(2,125)
(Bank advances) cash and cash equivalents, beginning of period	(11)	104	176	2,301

Cash and cash equivalents, end of period	11	176	11	176

Operating activities

The 8% decrease in cash provided by operating activities this quarter was a result of lower net funding provided by non-cash working capital, partially offset by a reduction to required income tax installments and a refund of installments paid earlier in 2015 resulting from the Mobilicity transaction.

Investing activities

Additions to property, plant and equipment

We spent $773 million this quarter on additions to property, plant and equipment before changes in non-cash working capital items, which was higher than the same period in 2014. See “Additions to Property, Plant and Equipment” for more information.

Acquisitions and other strategic transactions

In the fourth quarter of 2014, we spent $155 million to acquire Source Cable, net of cash acquired.

Rogers Communications Inc.	18	Fourth Quarter 2015

Financing activities

Accounts receivable securitization

The $22 million (2014 - $55 million) of funding we received this quarter under our accounts receivable securitization program and the related $81 million (2014 - nil) of repayments we made this quarter changed our total funding under the program to $800 million as at December 31, 2015 (December 31, 2014 - $842 million). Effective January 2015, we amended the terms of the program, increasing the maximum potential proceeds under the program to $1.05 billion and extending the term to January 1, 2018.

Bank credit and letter of credit facilities

In April 2015, we borrowed the full amount of a new $1.0 billion bank credit facility (non-revolving credit facility) which was established in addition to our existing $2.5 billion credit facility (revolving credit facility). The new credit facility is available on a non-revolving basis and matures in April 2017 with no scheduled principal repayments prior to maturity. The interest rate charged on borrowings under the non-revolving credit facility falls within the range of pricing indicated for our revolving credit facility.

In December 2015, we amended our non-revolving bank credit facility to allow partial, temporary repayment of this facility from December 2015 through May 2016; the maximum credit limit remains $1.0 billion.

This quarter, we borrowed $1,190 million (2014 - $430 million) under our revolving and non-revolving credit facilities and repaid $2,440 million (2014 - $430 million).

As at December 31, 2015, we had $500 million (December 31, 2014 - nil) of borrowings outstanding under our revolving and non-revolving credit facilities.

As at December 31, 2015, we had available liquidity of $3.0 billion (December 31, 2014 - $2.5 billion) under our $3.6 billion of revolving and non-revolving credit and letter of credit facilities (December 31, 2014 - $2.6 billion), of which we had utilized approximately $0.1 billion (December 31, 2014 - $0.1 billion) related to outstanding letters of credit and $0.5 billion of borrowings. Each of these facilities is unsecured and guaranteed by RCCI and ranks equally with all of our senior notes and debentures.

Issuance of senior notes and related debt derivatives

The table below provides a summary of the senior notes we issued during the three months ended December 31, 2015, with the proceeds used to repay outstanding advances under our credit facilities and for general corporate purposes. These notes were issued pursuant to a public offering in the US. We did not issue any senior notes during the three months ended December 31, 2014.

Concurrent with the 2015 issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see “Financial Risk Management” for more information).

(In millions of dollars, except interest and discount rates)
Date issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds	[1]	Transaction costs and discounts	[2]

December 8, 2015	US$700	2025	3.625%	99.252%	937
December 8, 2015	US$300	2044	5.000%	101.700%	401

Total					1,338		13

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

In December 2015, we exercised the $500 million notional bond forward due December 31, 2015 in relation to the issuance of the US$700 million senior notes due 2025, and paid $25 million to settle the transaction (see “Financial Risk Management” for more information).

Rogers Communications Inc.	19	Fourth Quarter 2015

Dissolution of RCP

On January 1, 2016, Fido Solutions Inc., a subsidiary of RCI, transferred its partnership interest in RCP to Rogers Cable and Data Centres Inc. (RCDCI), a subsidiary of RCI, leaving RCDCI as the sole partner of RCP, thereby causing RCP to cease to exist. RCDCI became the owner of all the assets and assumed all the liabilities previously held by RCP. Subsequent to the reorganization, RCDCI changed its name to Rogers Communications Canada Inc. (RCCI).

Effective January 1, 2016, as a result of the dissolution, RCP is no longer a guarantor, or co-obligor, as applicable, for the Company’s bank credit and letter of credit facilities, senior notes and debentures, and derivative instruments. RCI continues to be the obligor in respect of each of these, while RCCI remains either a co-obligor or guarantor for the senior notes and debentures and a guarantor, as applicable, for the bank credit and letter of credit facilities and derivative instruments.

Dividends

In January 2015, the Board of Directors authorized an increase in the annualized dividend rate from $1.83 to $1.92 per Class A Voting share and Class B Non-Voting share, with the dividend to be paid in quarterly amounts of $0.48 per share.

The table below shows when dividends were declared and paid on both classes of our shares:

			Dividend per	Dividends paid
Declaration date	Record date	Payment date	share (dollars)	(in millions of dollars)
January 28, 2015	March 13, 2015	April 1, 2015	0.48	248
April 21, 2015	June 12, 2015	July 2, 2015	0.48	247
August 13, 2015	September 11, 2015	October 1, 2015	0.48	247
October 22, 2015	December 11, 2015	January 4, 2016	0.48	247

February 12, 2014	March 14, 2014	April 4, 2014	0.4575	235
April 22, 2014	June 13, 2014	July 2, 2014	0.4575	235
August 14, 2014	September 12, 2014	October 1, 2014	0.4575	235
October 23, 2014	December 11, 2014	January 2, 2015	0.4575	235

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2015	2014	% Chg	2015	2014	% Chg

Adjusted operating profit [1]	1,226	1,233	(1)	5,032	5,019	-
Deduct (add):
Additions to property, plant and equipment [2]	773	664	16	2,440	2,366	3
Interest on borrowings, net of capitalized interest	185	192	(4)	732	756	(3)
Cash income taxes (received) paid [3]	(6)	102	n/m	184	460	(60)

Free cash flow [1]	274	275	-	1,676	1,437	17

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not a defined term under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment do not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The stable free cash flow this quarter was mainly a result of:

•	higher additions to property, plant and equipment; offset by
•	lower cash income taxes resulting from a reduction to required income tax installments and a refund of installments paid earlier in 2015 resulting from the Mobilicity transaction.

Rogers Communications Inc.	20	Fourth Quarter 2015

Financial Condition

We had approximately $3.3 billion of available liquidity as at December 31, 2015 (December 31, 2014 - $2.8 billion), which included:

•	$0.01 billion cash and cash equivalents (December 31, 2014 - $0.2 billion);
•	$3.0 billion available under our bank credit facilities (December 31, 2014 - $2.5 billion); and
•	$0.25 billion available under our accounts receivable securitization program (December 31, 2014 - $0.06 billion).

In addition to the sources of available liquidity noted above, we held $966 million of marketable securities in publicly-traded companies as at December 31, 2015 (December 31, 2014 - $1,130 million).

Our borrowings had a weighted average cost of financing of 4.82% as at December 31, 2015 (December 31, 2014 - 5.20%) and a weighted average term to maturity of 10.8 years (December 31, 2014 - 10.8 years). This comparative decline in our 2015 weighted average interest rate reflects the combined effects of:

•	the issuance of senior notes in December 2015 at comparatively lower interest rates;
•	greater utilization of our bank credit facilities as at December 31, 2015; and
•	scheduled repayment of relatively more expensive senior notes in March 2015.

As at December 31, 2015, the credit ratings on RCI’s outstanding senior notes and debentures were unchanged from the third quarter of 2015, being:

•	Moody’s Ratings Services: Baa1 with a stable outlook (affirmed in December 2015);
•	Standard and Poor’s Ratings Services: BBB+ with a stable outlook (affirmed in December 2015); and
•	Fitch Ratings: BBB+ with a negative outlook (affirmed in December 2015).

Financial Risk Management

Debt derivatives

We entered into the following new debt derivatives this quarter in conjunction with the issuance of our US$700 million and US$300 million senior notes.

(In millions of dollars, except interest rates)		US		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Equivalent (Cdn$)
December 8, 2015	700	2025	3.625%	3.566%	937
December 8, 2015	300	2044	5.000%	5.145%	401

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

No debt derivatives matured this quarter.

As at December 31, 2015, we had US$6.2 billion in US dollar-denominated senior notes and debentures (December 31, 2014 - US$6.0 billion), of which all of the associated foreign exchange risk had been hedged using debt derivatives.

Rogers Communications Inc.	21	Fourth Quarter 2015

Bond forwards

On December 8, 2015, we exercised the $500 million notional Government of Canada (GoC) bond forward due December 31, 2015 in relation to the issuance of the US$700 million senior notes due 2025 and paid $25 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be amortized to finance costs over the life of the $700 million senior notes due 2025. For our remaining bond forwards, we reset the rates and extended the next re-pricing dates.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2015	Hedged GoC interest rate as at December 31, 2014 [1]	2015	2014
10	December 2014	December 31, 2015	500	-	2.05%	-	500
10	December 2014	January 4, 2017	500	2.34%	2.04%	500	500
10	December 2014	April 30, 2018	500	2.23%	2.07%	500	500
30	December 2014	December 31, 2018	400	2.52%	2.41%	400	400
Total			1,900			1,400	1,900

[1]

Bond forwards with maturity dates beyond December 31, 2015 are subject to GoC rate re-setting from time to time. The $500 million due April 2018 was extended in October 2015 to reset in April 2016. The $500 million due January 2017 was extended in December 2015 to reset in January 2017. The $400 million due December 2018 was extended in December 2015 to reset in January 2017.

As at December 31, 2015, we had $1.4 billion notional amount of bond forwards outstanding (December 31, 2014 - $1.9 billion), all of which were designated as hedges for accounting purposes.

Expenditure derivatives

This quarter, we entered into US dollar-denominated foreign currency forward contracts to fix the exchange rate on US$300 million of Rogers’ US dollar-denominated expenditures in 2017. The US$300 million of expenditures was hedged at an average rate of $1.30/US$, which fixes the cost in Canadian dollars for these expenditures over the term of the contracts to $390 million.

As at December 31, 2015, we had US$1,140 million of expenditure derivatives outstanding (2014 - US$960 million) with terms to maturity ranging from January 2016 to December 2017 (2014 - January 2015 to December 2015) at an average rate of $1.24/US$ (2014 - $1.09/US$).

This quarter, we settled US$225 million (2014 - US$225 million) of expenditure derivatives for $252 million (2014 - $233 million).

Rogers Communications Inc.	22	Fourth Quarter 2015

Adjusted net debt and adjusted net debt / adjusted operating profit

We use adjusted net debt and adjusted net debt / adjusted operating profit to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities without adjustment for credit risk, short-term borrowings, and bank advances less cash and cash equivalents.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2015	2014

Long-term debt [1]	16,981	14,895
Net debt derivative assets valued without any adjustment for credit risk [2]	(2,180)	(885)
Short-term borrowings	800	842
Cash and cash equivalents	(11)	(176)

Adjusted net debt [3]	15,590	14,676

Adjusted net debt / adjusted operating profit [3,4]	3.1	2.9

[1]

Includes current and long-term portion of long-term debt before the reduction in carrying value arising from purchase accounting and deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

Effective September 30, 2015, we have retrospectively amended our calculation of adjusted net debt to value the net debt derivatives without adjustment for credit risk. For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes. As at December 31, 2015, the net debt derivative assets presented in the table above consist of the credit-adjusted net debt derivative assets of $2,028 million (December 31, 2014 - $846 million) and the credit risk adjustment of $152 million (December 31, 2014 - $39 million).

[3]

Adjusted net debt and adjusted net debt / adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Adjusted net debt / adjusted operating profit is measured using adjusted operating profit for the last twelve consecutive months.

In addition to the cash and cash equivalents as at December 31, 2015 noted above, we held $966 million of marketable securities in publicly-traded companies (December 31, 2014 - $1,130 million).

Our adjusted net debt increased by $914 million from December 31, 2014 and our adjusted net debt / adjusted operating profit increased to 3.1. This increase is primarily attributable to our acquisitions and investments made in 2015. Our long-term target for adjusted net debt / adjusted operating profit remains a range of 2.0 to 2.5.

Outstanding common shares

	As at December 31	As at December 31
	2015	2014

Common shares outstanding
Class A Voting	112,438,692	112,448,000
Class B Non-Voting [1]	402,307,976	402,297,667

Total common shares	514,746,668	514,745,667

Options to purchase Class B Non-Voting shares
Outstanding options	4,873,940	5,759,786
Outstanding options exercisable	2,457,005	3,363,046

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	23	Fourth Quarter 2015

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2014 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;
•	Subscriber churn;
•	Postpaid average revenue per account (ARPA)
•	Average revenue per user (ARPU); and
•	Capital intensity.

Commencing in the first quarter of 2015, we began disclosing postpaid ARPA as one of our key performance indicators.

Postpaid average revenue per account - Wireless

Postpaid ARPA helps us identify trends and measure our success in attracting and retaining multiple-device accounts. A single Wireless postpaid account typically provides subscribers with the advantage of allowing for the pooling of plan attributes across multiple devices and on a single bill. Each Wireless postpaid account is represented by an identifiable billing account number. A single Wireless postpaid account may include more than one identifiable telephone number and receive monthly Wireless services for a variety of connected devices including smartphones, basic phones, tablets, and other devices. Wireless postpaid accounts under our various brand names are considered separate accounts. We calculate Wireless postpaid ARPA by dividing total Wireless postpaid network revenue (monthly) by the average number of Wireless postpaid accounts for the same time period.

Rogers Communications Inc.	24	Fourth Quarter 2015

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board of Directors in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit and related margin

•   To evaluate the performance of our

     businesses and when making decisions

     about the ongoing operations of the

     business and our ability to generate cash

     flows.

•   We believe that certain investors and

     analysts use adjusted operating profit to

     measure our ability to service debt and to

     meet other payment obligations.

•   We also use it as one component in

     determining short-term incentive

     compensation for all management

     employees.

Adjusted operating profit:

Net income

add (deduct)

income taxes, other expense (income), finance

costs, restructuring, acquisition and other,

depreciation and amortization, stock-based

compensation, and impairment of assets.

Adjusted operating profit margin:

Adjusted operating profit

divided by

Operating revenue (network revenue for

Wireless).

Net income
Adjusted net income Adjusted basic and diluted earnings per share

•   To assess the performance of our

     businesses before the effects of the noted

     items, because they affect the

     comparability of our financial results and

     could potentially distort the analysis of

     trends in business performance.

     Excluding these items does not imply they

     are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation, restructuring,

acquisition and other, impairment of assets,

(gain) on sale of investments, (gain) on

acquisitions, loss on non-controlling interest

purchase obligations, loss on repayment of

long-term debt, and income tax adjustments on

these items, including adjustments as a

result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares

outstanding.

Net income Basic and diluted earnings per share
Free cash flow

•   To show how much cash we have available

     to repay debt and reinvest in our

     company, which is an important indicator

     of our financial strength and performance.

•   We believe that some investors and

     analysts use free cash flow to value a

     business and its underlying assets.

		Adjusted operating profit deduct additions to property, plant and equipment, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt, deferred

transaction costs and discounts, net debt

derivative (assets) liabilities, credit risk

adjustment related to net debt derivatives,

bank advances (cash and cash equivalents),

and short-term borrowings.

Long-term debt
Adjusted net debt / adjusted operating profit	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12 months trailing adjusted operating profit (defined above).	Long-term debt divided by net income

Rogers Communications Inc.	25	Fourth Quarter 2015

Reconciliation of adjusted operating profit

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2015	2014	2015	2014

Net income	299	297	1,381	1,341
Add (deduct):
Income taxes	112	129	466	506
Other expense (income)	4	(10)	(32)	1
Finance costs	192	202	774	817
Restructuring, acquisition and other	23	43	111	173
Depreciation and amortization	580	560	2,277	2,144
Stock-based compensation	16	12	55	37

Adjusted operating profit	1,226	1,233	5,032	5,019

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2015	2014	2015	2014

Net income	299	297	1,381	1,341
Add (deduct):
Stock-based compensation	16	12	55	37
Restructuring, acquisition and other	23	43	111	173
Gain on acquisition of Mobilicity	-	-	(102)	-
Loss on non-controlling interest purchase obligation	-	-	72	-
Loss on repayment of long-term debt	-	-	7	29
Income tax impact of above items	(7)	(11)	(40)	(62)
Income tax adjustment, legislative tax change	-	14	6	14

Adjusted net income	331	355	1,490	1,532

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts;	Three months ended December 31		Twelve months ended December 31
number of shares outstanding in millions)	2015	2014	2015	2014

Adjusted basic earnings per share:
Adjusted net income	331	355	1,490	1,532
Divided by: weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$0.64	$0.69	$2.89	$2.97

Adjusted diluted earnings per share:
Adjusted net income	331	355	1,490	1,532
Divided by: diluted weighted average number of shares outstanding	517	517	517	517

Adjusted diluted earnings per share	$0.64	$0.69	$2.88	$2.96

Rogers Communications Inc.	26	Fourth Quarter 2015

Reconciliation of free cash flow

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2015	2014	2015	2014

Cash provided by operating activities	950	1,031	3,747	3,698
Add (deduct):
Additions to property, plant and equipment	(773)	(664)	(2,440)	(2,366)
Interest on borrowings, net of capitalized interest	(185)	(192)	(732)	(756)
Restructuring, acquisition and other	23	43	111	173
Interest paid	133	130	771	778
Change in non-cash working capital	187	(4)	302	(11)
Other adjustments	(61)	(69)	(83)	(79)

Free cash flow	274	275	1,676	1,437
Reconciliation of adjusted net debt and adjusted net debt / adjusted operating profit [1]
		As at December 31		As at December 31
(In millions of dollars)		2015		2014

Current portion of long-term debt		1,000		963
Long-term debt		15,870		13,824
Deferred transaction costs and discounts		111		108
		16,981		14,895
Add (deduct):
Net debt derivative assets		(2,028)		(846)
Credit risk adjustment related to net debt derivatives		(152)		(39)
Short-term borrowings		800		842
Cash and cash equivalents		(11)		(176)

Adjusted net debt		15,590		14,676

		As at December 31		As at December 31
(In millions of dollars, except ratios)		2015		2014

Adjusted net debt / adjusted operating profit
Adjusted net debt		15,590		14,676
Divided by: trailing 12 month adjusted operating profit		5,032		5,019

Adjusted net debt / adjusted operating profit		3.1		2.9

[1]

Effective September 30, 2015, we have retrospectively amended our calculation of adjusted net debt to value the net debt derivatives without adjustment for credit risk. For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt and adjusted net debt / adjusted operating profit, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

Rogers Communications Inc.	27	Fourth Quarter 2015

Other Information

Consolidated financial results - quarterly summary

The table below shows our consolidated results for the past eight quarters.

	2015					2014
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Operating revenue
Wireless	7,651	1,981	1,973	1,903	1,794	7,305	1,898	1,880	1,800	1,727
Cable	3,465	855	871	869	870	3,467	871	864	872	860
Business Solutions	377	95	94	94	94	382	97	96	95	94
Media	2,079	560	473	582	464	1,826	544	440	475	367
Corporate items and intercompany eliminations	(158)	(39)	(27)	(45)	(47)	(130)	(44)	(28)	(30)	(28)
Total operating revenue	13,414	3,452	3,384	3,403	3,175	12,850	3,366	3,252	3,212	3,020

Adjusted operating profit (loss)
Wireless	3,239	754	879	841	765	3,246	725	888	843	790
Cable	1,658	426	416	414	402	1,665	424	409	423	409
Business Solutions	116	30	31	27	28	122	34	32	28	28
Media	172	56	58	90	(32)	131	78	23	54	(24)
Corporate items and intercompany eliminations	(153)	(40)	(39)	(35)	(39)	(145)	(28)	(40)	(35)	(42)
Adjusted operating profit [1]	5,032	1,226	1,345	1,337	1,124	5,019	1,233	1,312	1,313	1,161
Deduct (add):
Stock-based compensation	55	16	13	14	12	37	12	9	11	5
Depreciation and amortization	2,277	580	576	562	559	2,144	560	533	532	519
Restructuring, acquisition and other	111	23	37	42	9	173	43	91	30	9
Finance costs	774	192	190	182	210	817	202	202	188	225
Other (income) expense	(32)	4	(59)	26	(3)	1	(10)	12	9	(10)
Net income before income taxes	1,847	411	588	511	337	1,847	426	465	543	413
Income taxes	466	112	124	148	82	506	129	133	138	106
Net income	1,381	299	464	363	255	1,341	297	332	405	307

Earnings per share:
Basic	$ 2.68	$ 0.58	$ 0.90	$ 0.70	$ 0.50	$ 2.60	$ 0.58	$ 0.64	$ 0.79	$ 0.60
Diluted	$ 2.67	$ 0.58	$ 0.90	$ 0.70	$ 0.48	$ 2.56	$ 0.57	$ 0.64	$ 0.76	$ 0.57

Net income	1,381	299	464	363	255	1,341	297	332	405	307
Add (deduct):
Stock-based compensation	55	16	13	14	12	37	12	9	11	5
Restructuring, acquisition and other	111	23	37	42	9	173	43	91	30	9
Gain on acquisition of Mobilicity	(102)	-	(102)	-	-	-	-	-	-	-
Loss on non-controlling interest purchase obligation	72	-	72	-	-	-	-	-	-	-
Loss on repayment of long-term debt	7	-	-	-	7	29	-	-	-	29
Income tax impact of above items	(40)	(7)	(12)	(13)	(8)	(62)	(11)	(27)	(14)	(10)
Income tax adjustment, legislative tax change	6	-	-	6	-	14	14	-	-	-
Adjusted net income [1]	1,490	331	472	412	275	1,532	355	405	432	340

Adjusted earnings per share [1]:
Basic	$2.89	$0.64	$0.92	$0.80	$0.53	$2.97	$0.69	$0.79	$0.84	$0.66
Diluted	$2.88	$0.64	$0.91	$0.80	$0.53	$2.96	$0.69	$0.78	$0.84	$0.66

Additions to property, plant and equipment	2,440	773	571	621	475	2,366	664	638	576	488
Free cash flow [1]	1,676	274	660	476	266	1,437	275	370	436	356
Cash provided by operating activities	3,747	950	1,456	1,114	227	3,698	1,031	1,057	1,202	408

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Rogers Communications Inc.	28	Fourth Quarter 2015

Supplementary Information

Rogers Communications Inc.

Condensed Consolidated Statements of Income

(In millions of dollars, except per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

Operating revenue	3,452	3,366	13,414	12,850

Operating expenses:
Operating costs	2,242	2,145	8,437	7,868
Depreciation and amortization	580	560	2,277	2,144
Restructuring, acquisition and other	23	43	111	173
Finance costs	192	202	774	817
Other expense (income)	4	(10)	(32)	1

Income before income taxes	411	426	1,847	1,847
Income taxes	112	129	466	506

Net income	299	297	1,381	1,341

Earnings per share:
Basic	$ 0.58	$ 0.58	$ 2.68	$ 2.60
Diluted	$ 0.58	$ 0.57	$ 2.67	$ 2.56

Rogers Communications Inc.	29	Fourth Quarter 2015

Rogers Communications Inc.

Condensed Consolidated Statements of Financial Position

(In millions of dollars, except per share amounts, unaudited)

	As at December 31	As at December 31
	2015	2014

Assets
Current assets:
Cash and cash equivalents	11	176
Accounts receivable	1,792	1,591
Inventories	318	251
Other current assets	303	191
Current portion of derivative instruments	198	136
Total current assets	2,622	2,345

Property, plant and equipment	10,997	10,655
Intangible assets	7,243	6,588
Investments	2,271	1,898
Derivative instruments	1,992	788
Other long-term assets	150	356
Deferred tax assets	9	9
Goodwill	3,891	3,883

Total assets	29,175	26,522

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	800	842
Accounts payable and accrued liabilities	2,708	2,578
Income tax payable	96	47
Current portion of provisions	10	7
Unearned revenue	388	443
Current portion of long-term debt	1,000	963
Current portion of derivative instruments	15	40
Total current liabilities	5,017	4,920

Provisions	50	55
Long-term debt	15,870	13,824
Derivative instruments	95	11
Other long-term liabilities	455	462
Deferred tax liabilities	1,943	1,769
Total liabilities	23,430	21,041

Shareholders’ equity	5,745	5,481

Total liabilities and shareholders’ equity	29,175	26,522

Rogers Communications Inc.	30	Fourth Quarter 2015

Rogers Communications Inc.

Condensed Consolidated Statements of Cash Flows

(In millions of dollars, except per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

Operating activities:
Net income for the period	299	297	1,381	1,341
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	580	560	2,277	2,144
Program rights amortization	21	19	87	66
Finance costs	192	202	774	817
Income taxes	112	129	466	506
Stock-based compensation	16	12	55	37
Post-employment benefits contributions, net of expense	31	15	(16)	(34)
Gain on acquisition of Mobilicity	-	-	(102)	-
Other	13	25	82	48
Cash provided by operating activities before changes in non-cash working capital, income taxes paid, and interest paid	1,264	1,259	5,004	4,925
Change in non-cash operating working capital items	(187)	4	(302)	11
Cash provided by operating activities before income taxes received (paid) and interest paid	1,077	1,263	4,702	4,936
Income taxes received (paid)	6	(102)	(184)	(460)
Interest paid	(133)	(130)	(771)	(778)

Cash provided by operating activities	950	1,031	3,747	3,698

Investing activities:
Additions to property, plant and equipment	(773)	(664)	(2,440)	(2,366)
Additions to program rights	(27)	(96)	(64)	(231)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	167	204	(116)	153
Acquisitions and other strategic transactions, net of cash acquired	(5)	(155)	(1,077)	(3,456)
Other	(32)	(67)	(70)	(51)

Cash used in investing activities	(670)	(778)	(3,767)	(5,951)

Financing activities:
Proceeds received on short-term borrowings	22	55	294	276
Repayment of short-term borrowings	(81)	-	(336)	(84)
Issuance of long-term debt	2,522	530	7,338	3,412
Repayment of long-term debt	(2,440)	(530)	(6,584)	(2,551)
Proceeds on settlement of debt derivatives and forward contracts	-	-	1,059	2,150
Payments on settlement of debt derivatives, forward contracts, and bond forwards	(25)	-	(930)	(2,115)
Transaction costs incurred	(9)	-	(9)	(30)
Dividends paid	(247)	(236)	(977)	(930)

Cash (used in) provided by financing activities	(258)	(181)	(145)	128

Change in cash and cash equivalents	22	72	(165)	(2,125)
(Bank advances) cash and cash equivalents, beginning of period	(11)	104	176	2,301

Cash and cash equivalents, end of period	11	176	11	176

Rogers Communications Inc.	31	Fourth Quarter 2015

Investments

					As at December 31	As at December 31
(In millions of dollars)					2015	2014

Investments in:
Publicly traded companies					966	1,130
Private companies					212	161
Investments, available-for-sale					1,178	1,291
Investments, associates and joint ventures					1,093	607

Total investments					2,271	1,898
Long-term Debt
(In millions of dollars, except interest rates)			Principal	Interest	As at December 31	As at December 31
	Due date		amount	rate	2015	2014

Bank credit facilities				Floating	500	-
Senior notes [1]	2015	US	550	7.500%	-	638
Senior notes [2]	2015	US	280	6.750%	-	325
Senior notes	2016		1,000	5.800%	1,000	1,000
Senior notes	2017		500	3.000%	500	500
Senior notes	2017		250	Floating	250	250
Senior notes	2018	US	1,400	6.800%	1,938	1,624
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	692	580
Senior notes	2023	US	850	4.100%	1,176	986
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	969	-
Senior debentures [2]	2032	US	200	8.750%	277	232
Senior notes	2038	US	350	7.500%	484	406
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	692	580
Senior notes	2043	US	650	5.450%	900	754
Senior notes	2044	US	1,050	5.000%	1,453	870
					16,981	14,895
Deferred transaction costs and discounts					(111)	(108)
Less current portion					(1,000)	(963)

Total long-term debt					15,870	13,824

[1]	Senior notes originally issued by Rogers Wireless Inc. which are unsecured obligations of RCI and for which RCP was an unsecured co-obligor as at December 31, 2015 and December 31, 2014.
[2]	Senior notes and debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCP was an unsecured guarantor as at December 31, 2015 and December 31, 2014.

Rogers Communications Inc.	32	Fourth Quarter 2015

About Forward-Looking Information

This earnings release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:

•	revenue;
•	adjusted operating profit;
•	additions to property, plant and equipment;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements; and
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document include, but is not limited to, our information and statements under “2016 Outlook” relating to our 2016 consolidated guidance on operating revenue, adjusted operating profit, additions to property, plant and equipment, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered, announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological change;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the communications,

entertainment, and information industries

•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

Rogers Communications Inc.	33	Fourth Quarter 2015

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our 2016 guidance

Our 2016 guidance ranges under “2016 Outlook” are based on many assumptions including, but not limited to, the following material assumptions:

•	Continued intense competition in all segments in which we operate.
•	A substantial portion of our US dollar-denominated expenditures has been hedged at an average exchange rate of $1.22/US$.
•	Key interest rates will remain relatively stable throughout 2016.
•

No significant additional regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities will occur. We note that regulatory decisions expected during 2016 could materially alter underlying assumptions around our Wireless, Cable, Business Solutions, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance.

•

The CRTC decision to require distributors to offer a basic entry-level television package capped at $25 per month, as well as channels above the basic tier on an “à la carte” basis or in smaller, reasonably priced packages by March 1, 2016, and both “à la carte” and in smaller, reasonably priced packages by December 1, 2016, is not expected to materially impact our Cable operating revenue.

•	Wireless customers will continue to adopt, and upgrade to, higher-value smartphones and a similar proportion of customers will remain on term contracts.
•	Overall wireless market penetration in Canada is expected to grow in 2016 at a similar rate as in 2015.
•	Continued subscriber growth in Wireless and Cable Internet; moderating net losses in Cable Television and Home Phone subscribers.
•	In Business Solutions, continued declines in our legacy and off-net business, and the continued execution of our plan to grow higher margin-next generation IP- and cloud-based services.
•	In Media, continued growth in Sportsnet and declines in our traditional media businesses.
•	With respect to additions to property, plant and equipment:
•	We expect to complete our analog-to-digital conversion during the first quarter of 2016.
•

We can offer IGNITE Gigabit Internet services in 2016 using available spectrum capacity on our fibre-coaxial network at an incremental capital cost of less than $50 per home. We will increase capacity as the demand for speed grows with further annual success-based capital investments.

•	We have rolled out LTE across the majority of our coverage area as well as deployed newly-acquired 700 MHz and AWS-1 spectrum.
•	We made significant investments in our IPTV technology and legacy set-top boxes to bridge the customer experience pre-IPTV, thus gaining measurable unit cost efficiencies.

Before making an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections “Regulation in Our Industry” and “Governance and Risk Management” in our 2014 Annual MD&A, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

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Rogers Communications Inc.	34	Fourth Quarter 2015